

August 3, 2010

<u>Via Facsimile (212) 407-4990 and U.S. Mail</u>
China Ceramics, Co., Ltd.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

> **Re: China Ceramics Co., Ltd.**
> **Schedule TO-I**
> **Filed July 27, 2010**
> **File No. 005-85253**

Dear Mr. Nussbaum:

We have limited our review of your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-I</u>

<u>Exhibit 99(a)(1)(A): Offer to Exchange</u>

<u>Cover page</u>

1.   We note the highlighted text on the cover page disclosing that offers will not be made and tenders will not be accepted from holders in the specified jurisdictions outlined. Please clarify, if true, that you are referring to a U.S. state and not a non-U.S. jurisdiction. If not, please advise us how you are complying with the all-holders

provision in Exchange Act Rule 13e-4(f)(8)(i). We view Exchange Act Rule 13e-4(f)(9)(ii) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

2.   Please update your disclosure throughout to disclose that the registration statement registering shares issuable upon exercise of the warrants was declared effective on July 29, 2010.

Financial Information Regarding the Company, page 13

3.   Consistent with the requirements of Item 1010 (c) of Regulation M-A, please revise to include the summary financial statements required by that item. Refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Third Supplement (July 2001) at H.7 and H.9 available at
http://www.sec.gov/interps/telephone/phonesupplement3.htm#qih7

4.   Please refer to our prior comment. Please provide pro forma financial information in accordance with Item 1010(b) of Regulation M-A. Alternatively, please explain why pro forma financial statements are not material.

Warrant Holder Lock Up Agreements, page 13

5.   We note the lock up agreements entered into with respect to warrant holders who hold approximately 49.5% of the outstanding warrants. Supplementally advise us of the negotiations that preceded the execution of the lock up agreements. For example, advise us of the total number of persons contacted (i.e., including any persons who chose not to execute a lock up) and whether all persons who executed lock ups are accredited investors. Also, please tell us whether you considered if a tender offer had commenced at the time of the negotiation and execution of the lock up agreements.

Extensions; Amendments, Conditions, Termination, page 14

6.   As the filing persons are aware, a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification of whether or not the conditions have been satisfied. Please refer to condition (A) on page 7 of the Offer to Exchange. As drafted, disclosure regarding actions which "directly or indirectly challenge[] the making of the Offer…," is overly broad. In contrast, we note that condition (A) on page 14 of the Offer to Exchange is appropriately limited by noting that the condition will be asserted if it is "reasonably expected" that the specified actions will directly or indirectly challenge the making of the Offer. Please revise disclosure to consistently present condition (A) and ensure the condition incorporates an objective standard, such as a standard of reasonableness, against which the filing persons' discretion may be judged.

Additional Information; Miscellaneous, page 17

7.   Please revise to clarify that you will amend the Schedule TO to include material updates, inclusive of updated interim financial statements to the extent they are filed on Form 6-K or made publicly available in the British Virgin Islands. We refer you to General Instruction F of Schedule TO and your obligation under Exchange Act Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: (via facsimile)   Mitchell S. Nussbaum, Esq.
                        Loeb & Loeb, LLP